April 28, 2025

Luis Visoso
Chief Financial Officer
Sandisk Corp.
951 Sandisk Drive
Milpitas, CA 95035

        Re: Sandisk Corp.
            Registration Statement on Form S-1
            Filed April 18, 2025
            File No. 333-286626
Dear Luis Visoso:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed April 18, 2025
General

1. We note that the structure of this offering involves the transfer of shares from Western
       Digital Corporation to creditors of Western Digital Corporation for the purpose of satisfying certain debt obligations. Please identify the third-party lenders that will receive the shares in this debt-for-equity exchange and clarify their relationship, if any, with Sandisk Corporation and/or Western Digital Corporation.
2. Please explain the purpose of structuring the transaction as a debt-for-equity exchange in this manner. We note that you intend to file a form of an underwriting agreement.
       Please indicate whether you intend to utilize an underwriter as part of this offering.
 April 28, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Shelly A. Heyduk